Prophecy’s Gibellini Vanadium Project 2019 Program:
Solid Objectives for Advancing the Project

Vancouver, British Columbia, January 21, 2019 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to provide a project update for its Gibellini vanadium project, located in Eureka County, Nevada, USA. The Company’s objective for 2019 is to continue advancing its flagship vanadium project towards development and production.

Gibellini is the most advanced primary vanadium deposit in the United States, with a contained NI 43-101 compliant combined measured and indicated resource of 22.95 million tons at 0.286% V2O5 (technical report filed on SEDAR titled “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” effective May 29, 2018), and vanadium is a product classified as a strategic metal by the US Government. Vanadium is primarily used for strengthening structural steel, but is also used in the aerospace industry for Ti-Al alloys and more recently, there is an increase in demand to supply the new-era of redox flow batteries for long-term energy storage, which has long been a challenge for the renewable energy sector.

The Gibellini vanadium project’s objectives for 2019 are:

●
Update all previous, and add all necessary, baseline studies to support our Notice of Intent to initiate the EIS (Environmental Impact Statement), which will trigger the 12-month period review by the Bureau of Land Management (BLM) and Nevada Division of Environmental Protection (NDEP) under the new streamlined National Environmental Policy Act (NEPA) review process under Secretary of the Interior Order No. 3355;

●
Update and complete a full feasibility study in 2019 based on all of the previous work done, with additional trade-off studies on economics and engineering to be completed this year. For example, the Company is also working to improve recovery optimization (currently averaging 62%) and higher vanadium pentoxide (V2O5) purity above 99.5% (from the current 98.5%) product; and

●
Initiate drilling program of some high grade in-fill on the Gibellini deposit (approx. 3,000 feet) and bring the inferred resources of 6.83 Mt at Louie Hill into the measured and indicated category (100-200 feet spacing for another 12,000 to 15,000 feet of RC drilling), which would lead to a resource update in 2019.

Drilling is anticipated to commence in March, during the first quarter of 2019.

The Louie Hill deposit was included in the Company’s 2017 Preliminary Economic Assessment released on May 29, 2018 (see Company’s news release dated May 29, 2018) and is considered an important continuation of the project’s future operation after the Gibellini deposit is mined out.

Prophecy will be participating in the upcoming Vancouver Resource Investment Conference (VRIC) to be held in Vancouver from January 20-21, BMO Capital Markets Global Metals & Mining Conference to be held in Florida from February 25-28, and Prospectors & Developers Association of Canada (PDAC) International Convention to be held in Toronto from March 3-6 to name a few, during the First Quarter of 2019.

Qualified Person

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP, Exploration. Mr. Oosterman is not independent of the Company in that he is employed as a consultant to the Company and most of his income is derived from the Company. Mr. Oosterman is a Qualified Person as defined in NI 43-101.

About Prophecy

Prophecy is developing the Gibellini project – the only large-scale, open-pit, heap-leach vanadium project of its kind in North America. Located in Nevada, Gibellini has the largest NI 43-101 compliant measured and indicated primary vanadium resource known in the USA and is currently undergoing EPCM and permit development. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“Gerald Panneton”
President and CEO

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.